Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT
Item 1.	Name and Address of Company
SIERRA WIRELESS, INC. ("Sierra Wireless" or the "Company")
13811 Wireless Way
Richmond, B.C.
V6V 3A4
Item 2.	Date of Material Change
July 23, 2020
Item 3.	News Release
A press release announcing the change referred to in this report was issued on July 23, 2020. The press release was disseminated via Business Wire and subsequently filed on the Company’s SEDAR profile.
Item 4.	Summary of Material Change
On July 23, 2020, Sierra Wireless entered into a definitive agreement to sell its Shenzhen, China-based automotive embedded module product line (the “Automotive Product Line”) to Rolling Wireless (H.K.) Limited (“Rolling Wireless”), a consortium led by Fibocom Wireless Inc. of Shenzhen (Shenzhen Stock Exchange Code 300638) (“Fibocom Wireless”), for US$165 million in cash (the “Transaction”).
Item 5.	Full Description of Material Change
On July 23, 2020, Sierra Wireless entered into a definitive agreement to sell its Automotive Product Line to Rolling Wireless, a consortium led by Fibocom Wireless, for US$165 million in cash.
The sale of the Automotive Product Line includes approximately US$19 million of cash and is subject to normal working capital adjustments at closing. The revenue for the Automotive Product Line in 2019 was US$166 million.
The automotive embedded modules are developed in China by Sierra Wireless and manufactured in China by outsourced contract manufacturers for sale to global electronics companies for integration into new vehicles assembled in China, Europe, and Mexico. No Canadian-based or U.S.-based employees, operations or assets will be transferred as part of the Transaction.
Sierra Wireless expects that approximately 150 of its employees will become employees of Rolling Wireless. Approximately 120 of these employees are located in Mainland China. The other 30 are located in Europe or in the APAC region.
The Transaction is expected to close in Q4 2020 and remains subject to customary closing conditions, including approval from China’s Ministry of Commerce. The Transaction has the support of the Sierra Wireless Board of Directors and is not subject to shareholder approval.
Rolling Wireless is owned 49% by Fibocom Wireless, a manufacturer and distributor of wireless communication equipment. The remaining 51% is owned by three leading investment firms based in China.
Item 6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102
Not applicable.
Item 7.	Omitted Information
Not applicable.

Item 8.	Executive Officer
For further information, please contact:
Samuel Cochrane, Chief Financial Officer at Sierra Wireless, Inc., 13811 Wireless Way, Richmond, B.C., V6V 3A4, Telephone: (604) 231-1100.
Item 9.	Date of Report
This material change report is dated as of July 31, 2020.